DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                                                                         NEWPORT BEACH

(310) 823-8300/fax (310) 301-3370                                                             (949) 631-1142

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

April 26, 2007

Christina Chalk, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C.  20549

Re:

Borland Software Corporation

Preliminary Proxy Statement PREC14A

Filed by C. Robert Coates

File No. 1-10824

Dear Ms. Chalk:

Please be advised that as a result of the lack of time left between this date, and May 16, 2007, the date scheduled for the Borland Software Annual Shareholder’s Meeting, Mr. Coates has concluded that there is too little time left to mount a credible campaign to solicit proxies and obtain sufficient votes to be elected to the Borland Board of Directors.

As a result Mr. Coates has decided to withdraw his candidacy for the Board of Directors of Borland.

With this letter, please treat Mr. Coates’ Schedule 14A Revised Preliminary Proxy Statement as withdrawn effective as of this date.

Very truly yours,

/s/ Donald G. Davis

DAVIS & ASSOCIATES

DGD/cpd

cc:  Maryse Mills-Apenteng, Staff Attorney